HOSTING SITE NETWORK, INC.
                                 32 POPLAR PLACE
                                FANWOOD, NJ 07023




January 10, 2007



Robert F. Telewicz, Senior Staff Accountant
Securities and Exchange Commission
Washington, DC  20549


       Re:      Hosting Site Network, Inc. (the "Company")
                Form 10-KSB for the year ended September 30, 2006
                Filed December 7, 2006
                File No. 333-73004


Dear Mr. Telewicz:

This letter is being provided in response to your letter inquiry of December 28, 2006. Responses are keyed to your comments.

Note 4.  Equity Transactions, page 16

1. The methodology used to amortize the deferred compensation is over the term of the employment agreement, including extensions, and is explained in Notes 2 and 4 to the financial statements. The amortization period has been extended each time the employment agreement's forfeiture period has been extended.

         We have considered each extension a modification of terms or conditions and treated them as an exchange of the original award for a new award, in accordance with FASB 123R, Paragraph 51. As the original award had a greater value than the new awards, no changes in values were recognized. The only modification in the awards was to extend the forfeiture periods, which only decreases the value of the awards. In addition, since our shares are not trading, we looked to our assets to value the shares. As the value of the assets has been decreasing, we considered this as further support to our position that the new award was less in value.

         In addition, as of September 30, 2006, the closing balance of the deferred compensation was only $8,934 and for the year ended September 30, 2006, the amortization was $7,197. As the amount is no longer significant, we had planned to write-off the remaining balance during the quarter ended December 31, 2006.

Securities and Exchange Commission
January 10, 2007
Page 2


Exhibit 31.1 and Exhibit 31.2

2. We will revise the certifications to be contained in our future filings to comply with your request.

General

In response to your comments, we acknowledge that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you require anything further on this matter.

Very truly yours,
HOSTING SITE NETWORK, INC.


By:    /s/ Scott Vicari
  ----------------------------------
  Name:    Scott Vicari
  Title    President